Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2014	2013
Earnings:
Income from continuing operations before income taxes	$77,884	$88,975
Add: Fixed charges	65,514	55,544
Less: Undistributed earnings (losses) from equity method investees	—	—
Total earnings	$143,398	$144,519
Fixed charges:
Interest expense	$25,017	$22,080
Estimate of interest expense within rental expense	40,497	33,464
Total fixed charges	$65,514	$55,544
Ratio of earnings to fixed charges	2.2	2.6